March 18, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: Dominic Minore, Esq.

Re: Delaying Amendment for Firsthand Funds Registration Statement on Form N-14AE
(File No. 333-149332)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, on behalf of Firsthand Funds (the “Registrant”) we hereby file a delaying amendment with respect to its Registration Statement on Form N-14AE (File No. 333-149332), filed with the Securities and Exchange Commission on February 21, 2008.

The Registrant specifically amends and incorporates into the facing page of the Registration Statement on Form N-14AE the following language:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Kelvin Leung (408-521-4138).

Very truly yours,

/s/ Kelvin K. Leung

Kelvin K. Leung
General Counsel,
Firsthand Capital Management, Inc.